U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2012

Commission File No.: 001-04192

MFC Industrial Ltd.
(Translation of Registrant's name into English)

Suite #1620 - 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

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☐ Yes	☒ No

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NEWS RELEASE

Corporate MFC Industrial Ltd. Rene Randall 1 (604) 683-8286 ex 224 rrandall@bmgmt.com	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087 joe@allencaron.com

MFC INDUSTRIAL COMPLETES ACQUISITION OF 100% OF COMPTON

NEW YORK (September 12, 2012) . . . MFC Industrial Ltd. (NYSE: MIL) ("MFC ") is pleased to announce that its indirect wholly-owned subsidiary has acquired the remaining common shares (the “Shares”) of Compton Petroleum Corporation (“CPC”) not already owned by MFC or its affiliates pursuant to a compulsory acquisition under the Business Corporations Act (Alberta). As a result of such acquisition, MFC and its affiliates now own 100% of the issued and outstanding Shares. The total consideration paid by MFC for the Shares under the takeover bid and compulsory acquisition was approximately $33 million. All dollar amounts herein are in Canadian dollars.

TRANSACTION HIGHLIGHTS
▶	As at June 30, 2012, CPC had a book value of $227.6 million.
▶	CPC had estimated proved and probable natural gas, natural gas liquids and oil reserves of 76,172 Mboe as of December 31, 2011.
▶	CPC has future tax benefits.
▶	In addition to its developed properties, CPC also has an undeveloped land bank.
▶	MFC expects to recognize negative goodwill in its financial report for the period ending September 30, 2012.
▶	This acquisition expands MFC's global commodities platform and is in line with MFC's investment goals.

CPC is actively engaged in the development and production of natural gas, natural gas liquids, and to a much lesser degree, crude oil in western Canada.

THE OPPORTUNITY

In recent years, CPC has been experiencing significant liquidity problems, but it has a good asset base and experienced operating personnel. Its financial position had deteriorated because of, among other things, low natural gas prices, the use of short-term debt to finance long-life assets and very high general and administrative expenses.

CPC’s principal assets are its resource properties, with total proved natural gas and oil reserves of 50,890 Mboe and total proved and probable natural gas and oil reserves of 76,172 Mboe as at December 31, 2011 as estimated by its independent reserves evaluators, GLJ Petroleum Consultants Ltd. These reserves, being purchased at a discount to book value, represent an important addition to MFC’s global commodities and resources platform.

OPERATIONAL OVERVIEW
Proved & probable reserves(1)	76,172 Mboe
Development and production assets (2)	$502.9 million
Average production for the six months ended June 30, 2012	12,623 boe/d
Net undeveloped acres	354,993
Net infill drilling locations	Approximately 500
Reserve life index (proved & probable) (1)	16.6 years

(1)	These figures represent estimated reserves as at December 31, 2011 and do not reflect production, additional wells or property dispositions in 2012, including the disposition of its Bigoray property. Reserve life index was based on then current production of approximately 12,500 boe/d.

(2)	As reported by CPC in its unaudited financial report for the six months ended June 30, 2012.

The amount attributed to CPC’s development and production assets as at June 30, 2012 is based on the estimated recoverable amount of development and production assets by CPC at such time, using a 10% discounted cash flow of reserves by cash generating unit, as determined by external reserves evaluators and a price forecast for oil and natural gas as at June 30, 2012. The net present value should not be considered the current market value of the reserves or the costs that would be incurred to obtain equivalent reserves.

We estimate that, upon being fully tied-in to the production base, additional wells completed in 2012 may increase production by up to 7%.

FINANCIAL POSITION AT JUNE 30, 2012

The following table sets forth selected financial data respecting CPC's financial position as of June 30, 2012 and is based on its financial report for the six months ended June 30, 2012, a copy of which is available under its profile on SEDAR at www.SEDAR.com.

CPC’S SELECTED FINANCIAL HIGHLIGHTS As of June 30, 2012, all amounts in thousands
Book value	$ 227,573
Total assets	587,819
Hedging exposure	None

LAND POSITIONS

CPC’s properties are principally located in the Deep Basin fairway of the Western Canada Sedimentary Basin in Alberta, Canada and provide multi-zone potential for future development and exploration.

LAND POSITIONS As of June 30, 2012
Southern Plains, Alberta, Canada:
448,000 gross acres with an 87% working interest
270 + developed drilling locations
Niton, Alberta, Canada:
89,600 gross acres with a greater than 70% working interest
250 + developed drilling locations
354,993 net undeveloped acres

In addition to its development and production assets, CPC also holds a land bank of approximately 448,000 gross acres in the Southern Plains area of Alberta, Canada, which provides a multi-year, low risk drilling inventory at 2 to 4 wells per section (i.e. one square mile). This area offers opportunities rich in gas, natural gas liquids and oil and provides upside potential through its multiple zone development opportunities and contiguous land blocks.

NATURAL GAS & OIL WELLS

The following table summarizes CPC's natural gas and crude oil wells as of June 30, 2012:

WELLS (net interest) As of June 30, 2012
Natural Gas (producing)	915
Natural Gas (non-producing)	22
Crude Oil (producing)	53
Crude Oil (non-producing)	9
Total Wells	999

The above table does not reflect property dispositions made after June 30, 2012, including the sale of its Bigoray property.

Future drilling may consist primarily of infill drilling. We have over 500 potential well locations. Due to the known performance of neighboring wells, the per well development costs, operating costs and production volumes can be estimated with some confidence. As such, gas production from new drilling can be planned in a targeted manner and in light of market conditions.

We also have the ability to shut-in certain producing wells during periods of low market prices, and to re-open such wells during more favorable market conditions.

We may undertake a program of rationalization of wells, including potential acquisitions of other distressed companies or assets or selling or trading individual well interests with other operators to maximize operating efficiencies in the field.

PROCESSING FACILITIES

PROCESSING FACILITIES AND INFRASTRUCTURE As of June 30, 2012

Callum and Cowley Gas Processing Plants

Located in the Southern Alberta foothills and 100% owned. These plants are currently capable of compressing 19 MMcf/d and ultimately processing 50 MMcf/d with the addition of field and/or plant compression. There is over 60 km of pipeline infrastructure in the area.

McLeod River Gas Processing Plant This foothills plant has a processing capacity of 23 MMcf/d. There is in excess of 185 km of pipeline infrastructure in the area.

Mazeppa Gas Processing Plant

  The Mazeppa Gas Processing Plant is located in High River, Alberta, Canada and processes both sweet and sour gas. It has a licensed plant capacity of 90 MMcf/d of sour natural gas and 45 MMcf/d of sweet natural gas. In the High River area, there is approximately 270 km of pipeline infrastructure in place and gas compression capacity of 42.5 MMcf/d.

  Currently, it principally processes gas from our own wells but has significant unused capacity which could be utilized to process gas from third parties. The plant has significant potential to host add-on gas processing and bolt-on projects to utilize the benefits of the assets more effectively.

Shallow Gas Property Infrastructure

  CPC has shallow gas infrastructure consisting of over 110 MMCf/d of compression capacity with over 1,200 km of pipelines, with final processing through third party facilities.

ENVIRONMENT

ENVIRONMENTAL HIGHLIGHTS
CPC has not experienced any significant environmental spills, releases or incidents with any material financial impact.
It has not experienced any material non-compliance actions, litigation or adverse reputational issues related to environmental regulations.
Well abandonment and reclamation costs are accounted for in reserve calculations and accrued for in the financial statements.
All crude oil operations use conventional methods and CPC has no involvement in the Alberta Oil Sands.

TAX POOLS

The following table sets forth summary information regarding future tax benefit pools of CPC as of December 31, 2011, along with corresponding annual allowable utilization rates.

TAX BENEFIT POOLS As of December 31, 2011, all dollar amounts in millions
		Utilization rate per year
Canadian development expense	$16.8	30%
Canadian exploration expense	331.8	100%
Capital cost allowance	122.9	25%
Share / debt issuance costs	23.1	20%
Total Pools	$494.6

PURCHASE ACCOUNTING

MFC will now complete a fair value assessment of CPC and measure the identifiable assets acquired and the liabilities assumed at their fair value. We expect to recognize negative goodwill arising from the acquisition in our consolidated financial statements for the period ending September 30, 2012.

CHANGE IN ACCOUNTING POLICY FOR NATURAL GAS RESERVES

After the acquisition, MFC plans to move to trend pricing to measure the carrying values of CPC’s assets. The trend price method is an acceptable valuation method in the natural gas industry, which reflects anticipated price movements in the foreseeable future, thus reducing short-term cyclical fluctuations.

GOALS

MFC’s initial goals with this acquisition are, amongst other things:

MFC’S INITIAL GOALS
▶	Hedge the acquisition price risk to reduce exposure to the volatility of natural gas prices
▶	Re-finance CPC's existing bank debt to coincide with the actual economic life of its assets
▶	Sell non-core assets and reduce general and administrative costs to bring them into line with our future plans
▶	Rationalize capital expenditures, well operations, and processing facilities to maximize the long-term value of the assets
▶	Implement an opportunity fund, which will allow strategic investors from Asia to participate in the development of CPC's long-term projects

COMMENTS

Michael Smith, Chairman of MFC, commented: "We are pleased to announce the completion of our acquisition of Compton as this acquisition enhances our investment and strategic growth objectives. We welcome Compton's employees to the MFC group of companies and look forward to working with them to integrate its operations into our global commodity supply chain business."

About MFC Industrial Ltd.

MFC is a global commodity supply chain company and is active in a broad spectrum of activities, including its integrated commodities operations and mineral interests, which focus on metals, chemicals, plastics and wood products. MFC also provides logistics, financial and risk management services to producers and consumers of commodities. Our global business activities are supported by our captive commodities sources through strategic direct or indirect investments and other commodities sources secured by us from third parties. To obtain further information on MFC, please visit our website at: http://www.mfcindustrial.com.

Notice

Where applicable, barrels of oil equivalent (“BOE”) amounts have been calculated using a conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. BOEs may be misleading, particularly if used in isolation.

The natural gas and petroleum reserves contained in this press release have generally been prepared in accordance with Canadian disclosure standards, which are not comparable in all respects to United States or other foreign disclosure standards. For example, the United States Securities and Exchange Commission (the "SEC") requires oil and gas issuers, in their filings with the SEC, to disclose only "proved reserves", but permits the optional disclosure of "probable reserves" (both as defined in SEC rules). These terms are defined differently under the Canadian and SEC rules. Accordingly, proved, probable and proved plus probable reserves disclosed in this press release may not be comparable to United States standards. Probable reserves are higher risk and are generally believed to be less likely to be accurately estimated or recovered than proved reserves. In addition, under Canadian disclosure requirements and industry practice, reserves and production are reported using gross volumes, which are volumes prior to deduction of royalty and similar payments. The SEC rules require reserves and production to be presented using net volumes, after deduction of applicable royalties and similar payments.

Further, CPC's estimated future net revenue from its reserves are based on forecast prices and costs, whereas the SEC rules require that reserves be estimated using a 12-month average price, calculated as the arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. As a consequence of the foregoing, CPC's reserve estimates and production volumes in this press release may not be comparable to those made by companies utilizing United States reporting and disclosure standards.

Disclaimer for Forward-Looking Information

The preceding includes forward looking statements, including statements regarding the impact of the proposed acquisition on MFC's business and operations, its ability to integrate the business and operations of CPC, exploration, drilling, completion and production matters, which involve known and unknown risks and uncertainties which may not prove to be accurate. Forward-looking statements are not based on historical fact and involve known and unknown risks, uncertainties and other factors which may cause MFC's actual results, revenues, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause MFC’s actual results, revenues, performance or achievements to differ materially from expectations include, among other things: the availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in project of future rates of production and timing of development expenditures, actions of third-party operators, the business of MFC and CPC may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, general business and economic conditions globally, commodities price volatility, industry trends, competition and other factors beyond MFC's control. Such forward-looking statements should therefore be construed in light of such factors. Other than in accordance with its legal or regulatory obligations, MFC is not under any obligation and MFC expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information about these and other assumptions, risks and uncertainties are set out in MFC's Management's Discussion and Analysis for the six months ended June 30, 2012, filed with the Canadian securities regulators and on the Form 6-K with the SEC, and its Annual Report on Form 20-F for the year ended December 31, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MFC INDUSTRIAL LTD.

By:	/s/ Michael Smith
Michael Smith
Chairman, President and
Chief Executive Officer

Date:	September 12, 2012